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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ZI CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

988918108

(CUSIP Number)

Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC, general partner of
Lancer Partners, LP, Lancer Offshore, Inc.,
LSPV, LLC, and Omnifund, Ltd. and as the person
in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person:
	Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC., and Omnifund, Ltd. and as the person in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 18,720,508 shares of Common Stock*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 18,720,508 shares of Common Stock*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,720,508 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.0% of Common Stock*

14.	Type of Reporting Person (See Instructions): IN

*	Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person (defined below), the Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D and this Amendment. The Reporting Person is still in the process of exploring whether the Reporting Entities (defined below), any of the Lancer Entities (defined below) or any other brokers or nominees are holding additional shares of Common Stock (defined below), with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the Schedule 13D and this Amendment.

CUSIP No. 988918108	13D	Page 3 of 9 Pages
This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed on December 2, 2003 (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC (“LMG”), a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and LSPV, LLC, a Delaware limited liability company (“LSPV-LLC”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) (LMG II, Lancer Offshore, Omnifund, LSPV-LLC and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relates to shares of common stock, no par value (the “Common Stock”) of Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Issuer”). Marty Steinberg is also the court-appointed receiver of Lancer Management Group, LLC (“LMG”), LSPV, Inc., a British Virgin Islands international business company (“LSPV-INC”), G.H. Associates, LLC, a New York limited liability company (“G.H. Associates”) and Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”). The Reporting Entities and LMG, LSPV-INC, G.H. Associates and Alpha Omega are sometimes collectively referred to herein as the “Lancer Entities”)
Item 1. Security and Issuer.
     The class of equity securities to which the Schedule 13D and this Amendment relate is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 500-4th Ave. S.W., Suite 300, Calgary, AB T2P 2V6, Canada.
Item 2. Identity and Background.
     (a)-(c) and (f)
     The Reporting Person filing the Schedule 13D and this Amendment is:
     As of July 10, 2003, Marty Steinberg was appointed the Receiver of LMG, LMG II, Lancer Offshore, Omnfund, LSPV-LL, and LSPV-INC pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH (the “District Court Order”). By virtue of his status as the Receiver of LMG II, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”). By further order of the District Court dated September 3, 2003, the receivership was expanded to include G.H. Associates and Alpha Omega. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.
     As of the date of this report, the Reporting Person has confirmed that all of the securities to which the Schedule 13D and this Amendment relate are held for the pecuniary benefit of the Reporting Entities and that no securities of the Issuer are currently held for the pecuniary benefit

CUSIP No. 988918108	13D	Page 4 of 9 Pages
of LMG, LSPV-INC, G.H. Associates or Alpha Omega. The following is a description of each of the Reporting Entities:
     LMG II is a Connecticut limited partnership. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     Lancer Offshore is an international business company a corporation organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     LSPV-LLC is a Delaware limited liability company. The stated business purpose of LSPV-LLC was that of a special purpose company formed to liquidate the assets of redeeming investors of Lancer Partners by receiving a contribution of assets of Lancer Partners equal to the pro rata share of the redeeming investors in the assets of Lancer Partners. The current principal address of LSPV-LLC is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     Omnifund is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     (d) and (e):
     Marty Steinberg has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 988918108	13D	Page 5 of 9 Pages
     The Lancer Entities are named as defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Preliminary Injunction, Order Appointing Receiver and Case Management Order, all entered by the District Court prohibiting certain activities subject to federal securities laws in the absence of separate court orders.
Item 3. Source and Amount of Funds or Other Consideration.
     See Item 4.
Item 4. Purpose of Transaction.
     Pursuant to various District Court orders, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore, LSPV and Omnifund, including the securities to which this Schedule 13D relates. Pursuant to certain Bankruptcy Court orders, the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.
     The purpose of the appointment of the Reporting Person as Receiver and “person in control” was to administer and/or hold the assets of the Lancer Entities. In the course of the administration of the assets of the Lancer Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over a five year period. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Reporting Entities in the private or public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions.
     On July 15, 2004, the Reporting Entities entered into an agreement (the “Appointment Agreement”) with the Issuer whereby the Issuer (i) acknowledged that the Reporting Entities are not restricted from voting or causing to be voted any shares of the Common Stock of the Issuer held by them and agreed not to take any action or induce any third party to take any action to restrict any of the Reporting Entities from voting or causing to be voted any shares of Common Stock of the Issuer held by them; and (ii) provided the Reporting Entities with the collective right to nominate from time to time one person for election or appointment to the Board of Directors until such time as the aggregate holdings of the Reporting Entities cease to be at least 20% of the total issued and outstanding shares of Common Stock of the Issuer. On August 6, 2004, Donald P. Moore was elected to the Board of Directors of the Company as the Reporting Entities’ nominee.
     On January 11, 2005, the Reporting Person filed a Form 144 on behalf of the Reporting Entities with the SEC indicating their intention to sell in the aggregate up to 3,363,396 shares of Common Stock of the Company owned by the Reporting Entities within the next 90 days pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”). All sales are to be

CUSIP No. 988918108	13D	Page 6 of 9 Pages
at the direction of the Reporting Entities’ investment manager in broker transactions through CRT Capital Group, LLC.
     On July 29, 2005 the Reporting Person sent a Requisition of a Special Meeting of Shareholders letter to the Board of Directors of the Issuer (“Requisition Letter”). In the Requisition Letter, and pursuant to section 142 of the Business Corporations Act of Alberta, Canada (the “ABCA”), the Reporting Person, being the beneficial holder of not less than 5% of the issued common shares of Issuer that carry the right to vote at a meeting, requested that the directors of the Issuer call a special meeting of holders of common shares of the Corporation to be held forthwith and no later than September 27, 2005 for the following purposes:
(i)	to remove all of the directors of the Corporation from office pursuant to subsection 109(1) of the ABCA, other than Donald Moore;

(ii)	to fix the number of directors at seven (7) members; and

(iii)	to elect directors of the Corporation.
     Except as set forth above, the Reporting Person and the Reporting Entities do not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) Upon information and belief, the aggregate number and percentage of shares of the Common Stock to which this Amendment relates is 18,720,508 shares which, upon further information and belief, represents approximately 41.0% of 45,225,190, the total number of shares of the Common Stock issued and outstanding as of April 5, 2005 according to the Company’s Form 20-F filed on that date.
     Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person, the Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D and this

CUSIP No. 988918108	13D	Page 7 of 9 Pages
Amendment. The Reporting Person is still in the process of exploring whether the Reporting Entities, any of the Lancer Entities or any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein . The filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.
     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 18,720,508 shares of Common Stock of the Issuer described in this Schedule 13D.
     (c) Between February 8, 2005 and February 22, 2005, the Reporting Entities sold a total of 249,461 shares of Common Stock of the Issuer on the Nasdaq National Market System at an average price per share of $6.3905. Of the 249,461 shares sold, 193,309 shares were sold by Lancer Offshore, 34,718 shares were sold by Lancer Partners, 12,067 shares were sold by LSPV-LLC and 9,367 shares were sold by Omnifund.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On July 15, 2004, the Reporting Entities delivered an undertaking in favor of Paradigm Capital Inc. agreeing not to sell or otherwise transfer, except under specified circumstances, shares of the Common Stock for a period of 150 days (the “Lock-Up Period”) following the date of the closing of a private placement by the Issuer. The Lock-Up Period expired on December 14, 2004. Also, on July 15, 2004, Michael Lobsinger, personally and on behalf of his wholly owned affiliate, Quarry Bay Investments, Inc., executed an agreement acknowledging that the Reporting Entities are not restricted from voting or causing to be voted any shares of the Common Stock of the Issuer held by them and agreeing not to take any action or induce any third party to take any action to restrict any of the Reporting Entities from voting or causing to be voted any shares of Common Stock of the Issuer held by them.
     Except as set forth above and in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 988918108	13D	Page 8 of 9 Pages
     Except as set forth above and in Item 4 hereof, to the Reporting Person’s knowledge and belief, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.
Item 7. Material to be Filed as Exhibits.
     None

CUSIP No. 988918108	13D	Page 9 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 29, 2005	/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC and Omnifund, Ltd. and as the person in control of Lancer Partners, LP.